UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Woodward, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-8408	36-1984010
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1081 Woodward Way, Fort Collins, Colorado	80524
(Address of principal executive offices)	(Zip Code)

A. Christopher Fawzy (970) 482-5811

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Woodward, Inc. (the “Company,” “Woodward,” “we,” “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2017 to December 31, 2017 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain conflict minerals (as defined below) are necessary to the functionality or production of such products. As defined in Form SD and as used herein, “conflict minerals” means: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country” as defined in Form SD (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. Woodward primarily serves the aerospace market and industrial market. Products we manufacture or contract to manufacture in the aerospace market include fuel pumps, metering units, actuators, air valves, specialty valves, fuel nozzles, and thrust reverser actuation systems for turbine engines and nacelles; as well as flight deck controls (auto throttles, rudder pedal assembles, flight control assemblies), actuators, servocontrols, motors and sensors for aircraft. Products we manufacture or contract to manufacture in the industrial market include power converters, actuators, valves, pumps, injectors, solenoids, ignition systems, governors, electronics and devices that measure, communicate and protect low and medium voltage electrical distribution systems. Some of these products contain one or more conflict minerals, in particular:

•	All of the product families listed, except for valves, nozzles, injectors and some pumps, contain (or physically are) electronics, motors and/or sensors. These product families will contain, at a minimum, tin in the lead/tin solder that fastens electronic components to printed circuit boards and tantalum in certain families of capacitors used in printed circuit board assemblies within those product families.

•	Gold is used in the plating of connectors and contacts in many of the electronics within our product families.

•	Finally, items in all of Woodward product families use a variety of steels, which contain tiny amounts of tungsten as part of their material recipe.

These determinations lead to Woodward’s requirement to conduct a reasonable country of origin inquiry (“RCOI”) in accordance with Rule 13p-1.

Woodward developed its initial good faith RCOI process in calendar year 2013 (subsequent references to whole years refer to calendar years) and has continually improved that process. The initial RCOI process, while highly manual, was designed to conform to the Organisation for Economic Co-operation and Development’s (“OECD”) framework, “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”, Second Edition. We further refined our RCOI process during the second half of 2014 and throughout 2015 by focusing on the elimination of duplicate supplier records and grouping multiple business groups within a common corporation. We also enhanced our RCOI process through a supplier record selection process based on spend during a specified calendar interval and by joining the Conflict Free Sourcing Initiative (“CFSI”) in December 2015, gaining access to their extensive database of smelters or refiners (“SOR”), SOR audit records, and the mine of origin data that CFSI has been able to acquire during their SOR audits. In July 2016, Woodward contracted with Assent to acquire the Assent Compliance Platform (“ACP”) and Assent’s support services to automate the supplier inquiry, data collection and data validation tasks essential for RCOI. We executed our 2016 conflict minerals campaign with that platform and services. We also verified our RCOI process to conform to the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”, Third Edition (“OECD Guidelines”). We further enhanced our RCOI process for 2017 by requesting part level compliance responses from our suppliers. In October 2017, CFSI was rebranded as the Responsible Materials Initiative (“RMI”) and will be so noted for all 2017 related activity.

RCOI

As noted above, some of the products Woodward manufactures contain one or more conflict minerals. Woodward does not purchase conflict minerals directly from mines, smelters or refiners. Rather, the Company sources products containing conflict minerals from its suppliers. In accordance with the OECD Guidelines, the Company relies on its suppliers to provide information regarding the origin of conflict minerals included in supplied products, including, where possible, the smelters or refiners of the conflict minerals.

Supplier Categorization

In connection with the preparation of the Form SD and associated Conflict Minerals Report, we create a master supplier list of direct suppliers who provide items or services directly used in items that Woodward manufactures or contracts to manufacture. Such suppliers are classified as either direct non-distribution suppliers, who fabricate custom designed items to either Woodward specification or supplier-engineered specifications, or direct distribution suppliers, who source items from multiple Original Equipment Manufacturers (“OEMs”), typically in the nature of a commercial item or items manufactured to standard government specifications. Direct distribution suppliers do not manufacture or contract to manufacture, nor do they influence the functionality or content of the items they obtain from OEMs and provide to their customers. Woodward relies on the efforts and activities of professional societies such as IPC – Association Connecting Electronics Industries, which provides a leading role in the conflict minerals efforts of the electronics and electronics distribution industries, to establish and maintain the principal mechanisms for obtaining OEM distribution component conflict minerals status from our first tier distribution suppliers.

Suppliers that contribute items or services only for Woodward’s internal operations and infrastructure, and are not incorporated into items that Woodward manufactures or contracts to manufacture, are not included in the Company’s conflict minerals reporting.

Relevant Supplier Identification

For our 2017 campaign, Woodward generated reports within our WISE and SAP enterprise resource planning (“ERP”) systems in mid-October 2017 to identify the products that were shipped that calendar year, using actual shipments from January 1st to mid-October and forecast shipments from mid-October to December 31st. The resulting product identifiers were input to a set of customized scripts that: 1) expanded each product into its constituent subassemblies and parts; and 2) provided the associated supplier identifier and/or Woodward plant identifier from which the subassemblies or parts had been purchased or fabricated for those products. That information was uploaded into ACP to create the relevant composite part and subassembly lists for each supplier, which would be submitted to them for part level responses. We are campaigning 25,045 part/supplier records from our SAP business system, and 24,914 from our WISE system.

This is in contrast to the method used in 2015 and 2016, where Woodward used a single SAP application, Business Objects (“BObj”), to filter and extract relevant supplier records from both of our business systems. The BObj report allowed us to specifically select direct suppliers with spend during a specified time interval, for which we used the calendar year with a 2-month setback interval to cover product assembly, test and acceptance intervals. The process employed in 2017 analyzes calendar year product shipments from Woodward as opposed to approximating such shipments from supplier spend. We also included suppliers of our existing inventory at the start of the calendar year.

Woodward Conflict Minerals Data Requests and Supplier Responses

Woodward initiated its 2017 campaign via ACP with suppliers managed in our SAP ERP system on April 6, 2018, and with the suppliers managed in our WISE ERP system on April 19, 2018, requesting both Conflict Minerals Reporting Templates (“CMRTs”) and updated contact data. The initiation of this campaign was later than planned due to the effort necessary to create the improved scripts used to pull data from our business systems. However, we are benefiting from the earlier ongoing industry activity that generate data that could be used by Woodward to perform our RCOIs. This is the first reporting year that Woodward is requesting part-level CMRTs if they are readily available or producible. If suppliers cannot provide part-level CMRTs, then we would continue to accept company level CMRTs. We are using the suppliers’ CMRTs to identify if they had a parent company, their parent company contact data if applicable, and whether their conflict minerals reporting was from a corporate or business group level. This is to further improve our inquiry approach in future reporting years. Follow-up inquiries were sent to current non-respondents via ACP on April 16, 23 and 30. Follow-up with suppliers submitting incomplete or incorrect CMRTs also started April 16. As May 4, 2018, Woodward had received CMRTs from 609 out of 1,179 suppliers (51.7%), of which 565 (47.9% of the total number of suppliers) were valid (valid indicates Excel file CMRT with no checker-tab-indicated errors). This is 9-11% less than last year’s statistics and is driven by our 1-month later start. The campaign with our SAP-managed suppliers, which started two weeks earlier than our campaign for our WISE-managed suppliers, achieved a 65% response rate, comparable to last year’s campaign (62.5%), 79 (13%) of our supplier CMRT responses were at the part or part-family level, with this year being Woodward’s first part-level request campaign.

Supplier Response Assessment

The ACP and Assent’s services team provided an extensive and comprehensive supplier CMRT assessment and validation for Woodward supplier responses using a due diligence process conforming to the 5-step due diligence process specified in the OECD Guidelines, and as discussed in Exhibit 1.01 to this form SD. Assent validated the SOR input provided in supplier CMRTs using an extensive database consisting of the Responsible Minerals Initiative (“RMI”), Responsible Jewelry Network, and London Bullion Market Association validated SOR lists, and the results of Assent internal independent SOR validation efforts. The CMRTs that passed the assessment process were automatically combined by ACP into a Woodward company level CMRT. Those CMRTs that did not pass were returned to the supplier with discrepancies identified and a corrective action request. Woodward, using its RMI membership and access to the RMI SOR audit records and country of origin data, completed its RCOI down to the mine of origin level to the degree of accuracy and discrimination available in the RMI database.

Based on a reasonable country of origin inquiry, Woodward has found that some of its suppliers use smelters whose wolframite, columbite-tantalite, and cassiterite ores were acquired from mines in the Covered Countries. These ores are the sources of tungsten, tantalum and tin, respectively. All smelters so identified have passed the RMI conflict-free audit protocols. Therefore, Woodward will further expand its due diligence process to determine the source and chain of custody of the conflict minerals specific to its procured parts and materials. As a result of our due diligence process and findings to date, the Company has decided to file a Conflicts Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD. Our Conflict Minerals Report is also publicly available as a document link at: http://www.woodward.com/SocialResponsibility.aspx. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

RCOI IMPROVEMENT ACTIONS CONTINUING OR PLANNED

Woodward has begun implementation, or intends to begin implementation in 2018 or 2019, of the following improvement actions:

•	We continue to use our selected product material compliance application platform, ACP, and Assent services to automate our RCOI efforts.

•	We intend to continue researching the extensive use of tin as a component in a wide variety of non-obvious materials, to further assess if such materials are contained within Woodward products, and using this information to facilitate and/or validate the correctness of supplier sourcing information.

•	We created and are using tool and process modifications required to support initial part level CMRT requests. We provided each applicable supplier a complete list of those parts Woodward purchased from them for our calendar year shipments, so as to eliminate any ambiguity in the request / response process.

•	We initiated part level CMRT requests to our suppliers for our current 2017 reporting year. Woodward anticipates a relatively low response rate at the part level; however, we are requesting and accepting company level CMRTs from suppliers who are unable to respond at the part level.

•	We will undertake to continue to improve our supplier response rates, including part level declarations.

•	We will continue and enhance via our Assent team our supplier outreach to suppliers reporting the use of smelters of concern, strongly encouraging them to procure from sources using conflict-free processes as determined by appropriate independent third-party audit programs, such as RMI.

•	We intend to conduct an outreach program directly to smelters or refiners on the risk list to strongly encourage their participation in an independent third-party audit program and achieve conflict-free processes and protocols. If possible and available, we will do this via participating in an industry group effort or a Non-Government Organization-led effort for their greater leveraging effect.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit 1.01 – Conflict Minerals Report of Woodward, Inc., for the year ended December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Woodward, Inc.
(Registrant)

/s/ A. Christopher Fawzy		May 30, 2018
By:	A. Christopher Fawzy	(Date)
Corporate Vice President, General Counsel,
Corporate Secretary and Chief Compliance Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Woodward, Inc., for the year ended December 31, 2017.